02053142

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED NOV 2 7 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

VF 12-3-02

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SEC FILE NUMBER
8- 28574

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder FU 12/6/02

REPORT FOR THE PERIOD BEGINNING OCTOBER 01, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEARWATER SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

123 BRODIA WAY
(No. and Street)

WALNUT CREEK,	CA	94598-4914
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD A. CHAPMAN, PRESIDENT (925) 945-8132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH A. WEST & COMPANY
(Name – *if individual, state last, first, middle name*)

5238 CLAREMONT AVE.	OAKLAND	CA	94618
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P PROCESSED DEC 1 0 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/27

OATH OR AFFIRMATION

I, RICHARD A. CHAPMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHEARWATER SECURITIES CORPORATION, as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Contra Costa
SUBSCRIBED AND SWORN TO THIS 20 DAY OF November, 2002.

Notary Public

CHRISTOPHER E. WIGGIN
Comm. # 1279058
NOTARY PUBLIC-CALIFORNIA
Contra Costa County
My Comm. Expires Oct. 1, 2004

SHEARWATER SECURITIES CORPORATION
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
SEPTEMBER 30, 2002

SHEARWATER SECURITIES CORPORATION

TABLE OF CONTENTS

PAGE NO.

AUDITOR'S OPINION 1

FINANCIAL STATEMENTS

BALANCE SHEET 2

STATEMENT OF CHANGES IN OWNERSHIP 3

STATEMENT OF INCOME 4

STATEMENT OF CASH FLOWS 5

NOTES TO THE FINANCIAL STATEMENTS 6

ADDITIONAL INFORMATION 7

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIM OF GENERAL CREDITORS -SCH,I 8

COMPUTATION OF NET CAPITAL -SCH.II 9

COMPUTATION OF RESERVE REQUIREMENTS -SCH.III 10

RECONCILIATION -SCH IV 11

JW JOSEPH A. WEST & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

Please Remit to:

☐ 5238 Claremont Avenue
Oakland, CA 94618-1033
Telephone (510) 450-9930
FAX (510) 652-2915

☐ 346 Rheem Blvd., Ste. 101
Moraga, CA 94556
Telephone (510) 631-0122
FAX (510) 631-1199

November 19, 2002

To the board of directors and shareholders of
SHEARWATER SECURITIES CORPORATION

I have audited the accompanying balance sheet of SHEARWATER SECURITIES CORPORATION as of September 30, 2002 and the related statements of income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the corporations management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of SHEARWATER SECURITIES CORPORATION as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph A. West & Co.

Joseph A. West & Co.

SHEARWATER SECURITIES CORPORATION
BALANCE SHEET
SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS:			
CASH			$ 8,651
COMMISSIONS RECEIVABLE (NOTE 2)			8,239
			$ 16,890
LONG TERM ASSETS			
NON-MARKETABLE SECURITIES (NOTE 4)			3,300
TOTAL ASSETS			20,190

LIABILITIES & OWNERSHIP EQUITY

CURRENT LIABILITIES:			
COMMISSIONS PAYABLE		8,200	
TOTAL LIABILITIES			$8,200
OWNERSHIP EQUITY:			
CAPITAL STOCK		$ 8,400	
RETAINED EARNINGS			
SEPTEMBER 30, 2001	$ 3,643		
NET LOSS	(53)		
SEPTEMBER 30, 2002		$ 3,590	
TOTAL OWNERSHIP EQUITY			$ 11,990
TOTAL LIABILITIES & OWNERSHIP EQUITY			$ 20,190

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CHANGES IN OWNERSHIP
SEPTEMBER 30, 2002

RETAINED EARNINGS

BALANCE: SEPTEMBER 30, 2001		$	3,643
NET LOSS			(53)
ADDITIONS	0		
DEDUCTIONS	0		0
BALANCE: SEPTEMBER 30, 2002		$	3,590

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2002

INCOME		
COMMISSIONS AND FEES		$ 138,090
EXPENSES		
COMMISSIONS	$ 135,350	
LICENSES & SUBSCRIPTIONS	124	
PROFESSIONAL SERVICES	829	
REGULATORY FEES	660	
STATE FRANCHISE TAX (NOTE 3)	800	
S.I.P.C.	150	
BANK CHARGES	35	
TELEPHONE	446	
TOTAL EXPENSES		138,394
NET INCOME (LOSS) PRIOR TO OTHER INCOME		(304)
NASD REFUNDS	239	
MISC. REFUNDS	12	
		251
NET INCOME (LOSS)		(53)

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
CASH COMMISSION RECEIVED		$ 132,853
NASD REFUND		239
MISC REFUND		12
CASH RECEIVED FROM OPERATIONS		133,104
LESS CASH PAID FOR:		
OPERATING EXPENSES	$ 133,278	
CASH DISBURSED FOR OPERATING ACTIVITIES		133,278
CASH USED FROM OPERATIONS		(174)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOW FROM FINANCING ACTIVITIES		0
DECREASE IN CASH		(174)
CASH AS OF OCTOBER 1, 2001		8,825
CASH AS OF SEPTEMBER 30, 2002		$ 8,651
CASH PROVIDED BY OPERATING ACTIVITIES: NET INCOME (LOSS)		$ (53)
NON CASH REVENUE & EXPENSE ADJUSTMENT		
DECREASE IN COMMISSIONS RECEIVABLE	$ (5,236)	
INCREASE IN COMMISSIONS PAYABLE	5,115	
TOTAL NON CASH & EXPENSE ADJUSTMENT		(121)
NET CASH DECREASE FROM OPERATING ACTIVITIES		$ (174)
OTHER ADJUSTMENTS		0
NET DECREASE IN CASH		$(174)

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

NOTE 1 – ACCOUNTING POLICIES

THE COMPANY IS ENGAGED PRIMARILY IN THE SECURITIES BROKERAGE BUSINESS. SECURITIES TRANSACTIONS AND RELATED REVENUE AND EXPENSES ARE RECORDED ON A SETTLEMENT DATE BASIS, GENERALLY THE FIFTH BUSINESS DAY FOLLOWING THE TRANSACTIONS DATE.

NOTE 2 – COMMISSIONS RECEIVABLE

AS OF SEPTEMBER 30, 2002, SHEARWATER SECURITIES CORPORATION COMMISSIONS RECEIVABLE CONSISTED OF THE FOLLOWING:

COMMISSIONS RECEIVABLE OFFSET BY COMMISSIONS PAYABLE	$	8,200
EXCESS COMMISSIONS RECEIVABLE OVER COMMISSIONS PAYABLE		39
COMMISSIONS RECEIVABLE	$	8,239

NOTE 3 – INCOME TAX PROVISION / DEFERRED INCOME TAXES

THE STATE OF CALIFORNIA REQUIRES CORPORATIONS TO PAY A MINIMUM FRANCHISE TAX OF $800 FOR DOING BUSINESS IN THE STATE. THIS AMOUNT WAS PAID AND RECORDED AS AN OPERATING EXPENSE. NO PROVISION FOR STATE INCOME TAXES IS REPORTED SINCE THE MINIMUM FRANCHISE TAX IS IN EXCESS OF STATE INCOME TAXES.

MANAGEMENT DETERMINED THAT A PROVISION TO RECAPTURE FEDERAL INCOME TAXES COULD BE MISLEADING SINCE MANAGEMENT ELECTED NOT TO CARRYBACK THE NET OPERATING LOSS ON THEIR FEDERAL INCOME TAX RETURN.

NOTE 4 – NON MARKETABLE SECURITIES

IN 1999, THE COMPANY PURCHASED 300 SHARES OF "THE NASDAQ STOCK MARKET, INC." FOR $3,300. PURSUANT TO NASD REQUIREMENTS, THE STOCK IS REPORTED AT COST SINCE IT IS AN UNLISTED STOCK.

ADDITIONAL INFORMATION

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
SEPTEMBER 30, 2002

SCHEDULE I

BALANCE AS OF OCTOBER 1, 2001	$	0
INCREASE		0
DECREASE		0
BALANCE AS OF SEPTEMBER 30, 2002	$	0

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2001

SCHEDULE II

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION		$ 11,990
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		0
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		11,990
ADD:		
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS ALLOWABLE IN COMPUTATION OF NET CAPITAL		0
OTHER (DEDUCTIONS) OR ALLOWABLE CREDITS		0
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		11,990
DEDUCTIONS AND/OR CHARGES:		
TOTAL NON-ALLOWABLE ASSETS FROM STATEMENT OF FINANCIAL CONDITION		
NON-MARKETABLE SECURITIES	$ 3,300	
EXCESS COMMISSIONS RECEIVABLE OVER COMMISSION PAYABLE	39	
		3,339
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		8,651
HAIRCUTS ON SECURITIES		0
NET CAPITAL		$ 8,651

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
COMPUTATION OF RESERVE REQUIREMENTS
SEPTEMBER 30, 2002

SCHEDULE III

TOTAL AGGREGATE INDEBTEDNESS		$ 8,200
		x 6.2/3%
MINIMUM NET CAPITAL REQUIRED		$ 546
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER		5,000
NET CAPITAL REQUIREMENT		5,000
NET CAPITAL COMPUTED		8,651
EXCESS NET CAPITAL		$ 3,651
NET CAPITAL		$ 8,651
TOTAL AGGREGATE INDEBTEDNESS	$ 8,200	
	x 10%	
	820	820
EXCESS CAPITAL AT 1,000%		$ 7,831

The accompanying notes are an integral part of the financial statements

SHEARWATER SECURITIES CORPORATION
RECONCILIATION
SEPTEMBER 30, 2002

SCHEDULE IV

NO MATERIAL DIFFERENCES WERE FOUND BETWEEN MY COMPUTATIONS OF NET CAPITAL AND OF RESERVE REQUIREMENTS AND THOSE COMPUTATIONS PERFORMED BY SHEARWATER SECURITIES CORPORATION.

NO MATERIAL DIFFERENCES WERE FOUND BETWEEN THE SEPTEMBER 30, 2002 AUDITED FINANCIAL STATEMENTS AND THE UNAUDITED STATEMENTS OF SHEARWATER SECURITIES CORPORATION.

The accompanying notes are an integral part of the financial statements

JAW JOSEPH A. WEST & COMPANY
CERTIFIED PUBLIC ACCOUNTANT

Please Remit to:

☐ 5238 Claremont Avenue
Oakland, CA 94618-1033
Telephone (510) 450-9930
FAX (510) 652-2915

☐ 346 Rheem Blvd., Ste. 101
Moraga, CA 94556
Telephone (510) 631-0122
FAX (510) 631-1199

November 19, 2002

Richard A. Chapman, CPA
SHEARWATER SECURITIES COMPANY
123 Brodia Way
Walnut Creek, Ca 94598

Dear Mr. Chapman,

Pursuant to NASD requirement, this letter is to inform you that there were no material inadequacies in the accounting record found to exist for the fiscal year ending September 30, 2002.

Sincerely,

Joseph A West & Co.

Joseph A. West & Co.